Exhibit 12.1

WESTLAKE CHEMICAL CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(millions of dollars)

	2003	2004	2005	2006	2007
Fixed Charges
Interest Expense	38.6	39.4	23.7	16.5	18.4
Capitalized Interest	—	0.1	1.2	3.6	2.2
Amortization of Debt Costs	2.6	—	—	—	—
Portion of Rentals	5.8	6.9	9.2	10.6	13.1

Total Fixed Charges	47.0	46.4	34.1	30.7	33.7

Earnings Before Fixed Charges
Pretax Income	23.5	190.7	345.3	282.5	159.0
Fixed Charges	47.0	46.4	34.1	30.7	33.7
Equity Investment (income) loss	(1.5)	(1.4)	(0.1)	(1.8)	(2.8)
Equity Investment Distribution	—	0.4	—	—	—
Capitalized Interest	—	(0.1)	(1.2)	(3.6)	(2.2)
Amortization of Capitalized Interest	1.7	1.7	1.7	1.9	2.0

Earnings Before Fixed Charges	70.7	237.7	379.8	309.7	189.7

Ratio of Earnings to Fixed Charges	1.5	5.1	11.1	10.1	5.6